

12010121

UNITED STATES
ᗤURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-11_____ AND ENDING _____31-Dec-11_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Five Prime Advisors, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

28 West 44th Street- 16th Floor
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert King   **908-334-3448**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert King__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Five Prime Advisors, LLC__ , as of

__December 31, 2011__ , are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE SICORA
Notary Public - State of New York
No. 01SI6244454
Qualified in Westchester County
My Commission Expires July 11, 20 15

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
X	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
X	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Member
Five Prime Advisors, LLC.

We have audited the accompanying balance sheet of Five Prime Advisors, LLC. as of December 31, 2011 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five Prime Advisors, LLC. as of December 31, 2011 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 20, 2012

Five Prime Advisors, LLC.
Balance Sheet
As of December 31, 2011

ASSETS

Current assets:	
Cash	$8,868
Accounts receivable	171,767
Total Current Assets	$180,635
Other asset:	
Security deposit	2,750
Total Assets	$183,385

LIABILITIES & MEMBER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$45,359
Total Current Liabilities	$45,359
Member's Equity	138,026
Total Liabilities & Member's Equity	$183,385

Please see the notes to the financial statements.

Five Prime Advisors, LLC.
Statement of Operations
For the Year Ended December 31, 2011

Revenues	$540,000
General and administrative expenses:	
Management fees	$41,820
Professional fees	39,200
Travel & aircraft expense	38,369
General administration	217,469
Total general and administrative expenses	336,858
Income from operations	$203,142
Other income:	
Interest income	27
Income before income tax provision	$203,169
Provision for income taxes	0
Net income	$203,169

Please see the notes to the financial statements.

Five Prime Advisors, LLC.
Statement of Cash Flows
For the Year Ended December 31, 2011

Operating activities:	
Net income	$203,169
Changes in other operating assets and liabilities:	
Accounts receivable	(159,906)
Accounts payable & accrued expenses	31,914
Net cash provided by operations	$75,177
Financing activities:	
Member withdrawals	($66,415)
Net cash used by financing activities	(66,415)
Net increase in cash during the fiscal year	$8,762
Cash at December 31, 2010	106
Cash at December 31, 2011	$8,868
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Five Prime Advisors, LLC.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balance at December 31, 2010	$1,272
Member withdrawals	(66,415)
Net income	203,169
Balance at December 31, 2011	$138,026

Please see the notes to the financial statements.

Five Prime Advisors, LLC.
Notes to the Financial Statements
For the Year Ended December 31, 2011

1. Organization

Five Prime Advisors, LLC (the "Company") is a privately held corporation formed in New York in 2003 for the purpose of providing consulting advice to corporations. In September 2011, the Company obtained from the Financial Industry Regulatory Authority ("FINRA") approval to conduct a securities business as broker-dealer ("BD"). In addition to providing corporations valuation and strategic advice, the Company conducts a private placements and mergers and acquisitions business.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The The Company has elected to be taxed as single member LLC under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual member and therefore, no provision for these federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Cash, accounts receivable, security deposit, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2011.

4. Commitments and Contingencies

The Company is not committed to a non-cancelable lease for office space and rents an office in New York, New York on a "month to month" basis.

5. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Member's equity	$138,026
DEBITS:	
Non-allowable assets:	
Security deposit	(2,750)
Accounts receivable	(148,000)
NET CAPITAL	($12,724)
Less haircuts on securities	0
ADJUSTED NET CAPITAL	($12,724)
Minimum requirements of 6-2/3% of aggregate indebtedness	
or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	($17,724)
AGGREGATE INDEBTEDNESS:	$45,359
AGGREGATE INDEBTEDNESS TO NET CAPITAL	-356.48%
Excess net capital previously reported	($17,725)
Rounding	1
Excess net capital per audited report	($17,724)

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2011 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Member
Five Prime Advisors, LLC.

In planning and performing our audit of the financial statements of Five Prime Advisors, LLC. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The Company does not hold customer funds.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2011 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2011, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2011 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIP-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Donahue Associates LLC
Monmouth Beach, N.J.

February 21, 2012